United States securities and exchange commission logo





                             September 8, 2022

       Wai Hong Lao
       Chief Executive Officer and Director
       Galaxy Payroll Group Ltd
       25th Floor, Ovest
       77 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Galaxy Payroll
Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
12, 2022
                                                            CIK No. 0001905920

       Dear Mr. Lao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 12, 2022

       Cover Page

   1. We note your response to comment 3, as well as your table indicating that Galaxy Payroll
                                                        Services Limited and
Melkweg Holdings Limited each made distributions to the
                                                        shareholders of the
group, respectively, in 2020 and 2021. Please revise the table or disclose in narrative
format how such entities paid such distributions to the shareholders of your holding
company, Galaxy Payroll Group Limited (e.g., whether such entities directly paid
shareholders or if they transferred the cash first to Galaxy Payroll Group
                                                        Limited as your
disclosure on page 2 indicates, where you discuss dividends paid by
                                                        Galaxy Payroll (HK) to
your holding company and then ultimately to your shareholders).
 Wai Hong Lao
FirstName LastNameWai
Galaxy Payroll Group LtdHong Lao
Comapany 8,
September NameGalaxy
             2022      Payroll Group Ltd
September
Page 2    8, 2022 Page 2
FirstName LastName
         As applicable, discuss how the structure of the company prior to the August 2021 reorganization impacted how these distributions were made. To the extent that only certain shareholders of the Group received such distributions, please also revise to state as much and specify which shareholders.
2. We note your response to comment 4, as well as your amended disclosure discussing regulation limitations on fund transfer. Please also disclose whether you have established any contractual cash management policies that dictate how funds are transferred between your subsidiaries, holding company and investors.
3. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
         Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
         People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
         China and Hong Kong. In particular, revise your disclosure here and on pages 6 and 29-
         30.
Corporate Structure, page 2

4. We note your response to comment 7, as well as your amended disclosure. We reissue the comment in-part. Please provide the structure chart in readable format, and in revising such disclosure, please particularly increase the font size to provide additional clarity to investors.
Transfers of Cash to and from Our Subsidiaries, page 2

5. We note your response to comment 8, as well as your revised last sentence in the second paragraph that "[a]s of the date of this prospectus, . . . Melkweg Cayman paid
         HK$5,715,963 (US$732,853) to Pine Mountain, Agapao Investment and JEAN Oceania."
         Your disclosure appears to indicate that Melkweg Cayman recently paid dividends to these three shareholders, but we note that according to your disclosure on page 52,
         Melkweg Cayman became a subsidiary of the Company in August 2021 and that the three identified shareholders here are shareholders of the Company. Please revise to clarify whether Melkweg Cayman has continued to directly pay dividends to these three shareholders since its reorganization, and if so, explain why.
6. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as you do on the cover page.
Risk Factors Summary, page 6

7. We note your response to comment 11, as well as your revised disclosure at the end of the
         Risk Factors Summary section. We reissue the comment in-part. Please revise to also state that, in addition to potential "limitation or restriction to our access to the U.S. capital
 Wai Hong Lao
FirstName LastNameWai
Galaxy Payroll Group LtdHong Lao
Comapany 8,
September NameGalaxy
             2022      Payroll Group Ltd
September
Page 3    8, 2022 Page 3
FirstName LastName
         markets," an exchange may determine to delist your securities if the PCAOB is not able to inspect or investigate completely your auditor. Additionally, wherever in the prospectus you discuss the HFCAA, please also discuss the potential impact of the
         Accelerating HFCAA, should it be enacted.
8. We note your response to comment 12, as well as your amended disclosure on pages 5 and
         6, and we reissue the comment in-part. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Recent Regulatory Developments in PRC, page 7

9. We note your response to comment 9, as well as your amended disclosure that "[y]our
         PRC subsidiary has obtained material PRC permits and licenses for its operation of business, including the business license." In connection therewith:

                The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

                Expand your discussion to apply to your holding company and all of your subsidiaries, not just your PRC subsidiary, and also address whether such entities are required to obtain any permissions or approvals required by Hong Kong authorities in addition to PRC authorities. In this regard, we note your response pointing to "page
              97 and not[ing] that the Company has expressly confirmed to have received all requisite permissions or approvals in PRC, Hong Kong, Taiwan and Macau to do business." Such disclosure should also be included in your prospectus summary.

                In light of the opinions provided by your PRC Legal Advisers and Hong Kong Legal
              Advisers, please name such counsel in your registration statement in each instance in which you are relying upon their opinions (e.g., your disclosure on page 7 regarding whether you would be subject to cybersecurity review appears to rely on the advice provided by your PRC Legal Advisers, as well as your disclosure in your risk factor discussing the CAC on page 28).
10. We note your response to comment 10, as well as your amended disclosure, and we reissue the comment in-part. In each instance in which you describe permissions (e.g.
         your disclosure that you "have not received or were denied such permissions by the PRC authorities"), please revise to also address approvals. Additionally, in addition to the potential consequence that you "will not be able to list [y]our Ordinary Shares" or
         "continue to offer securities," please expand your discussion to discuss additional possible consequences, including that you could incur material costs to ensure compliance, be subject to fines and no longer be permitted to continue your current business operations.
 Wai Hong Lao
FirstName LastNameWai
Galaxy Payroll Group LtdHong Lao
Comapany 8,
September NameGalaxy
             2022      Payroll Group Ltd
September
Page 4    8, 2022 Page 4
FirstName LastName
Certain Definitions, page 8

11. We note your response to comment 5 that "there are three largest shareholders with each holding 15% of the total issued and outstanding shares prior to the completion of the
         IPO." According to your definitions and your disclosure on page 46, it appears that Mr.
         Lao, Mr. But and Mr. Yeung are the three shareholders. As collectively it appears that they do not hold majority control according to your response, please tell us why you are referring to them as members of a group of your Controlling Shareholders. Please include a definition of "Controlling Shareholders" (or other name of such group, should you change the defined term in accordance with the previous sentence) in the Certain
         Definitions section of the prospectus; include in this definition the aggregate beneficial ownership of such group. We further note that your definition and use of "Operating
         Entities" appears to include some but not all of your operating subsidiaries; please revise to specify which entities you refer to with the term "Operating Entities."
Capitalization, page 44

12. Please update your table to include financial information from the most recent balance sheet presented in the filing.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
63

13. We note your response to comment 22, as well as your revised disclosure on pages 63 and
         72 that provides for a breakdown of your customer type. Please tell us why the total number of customers in your charts "disaggregated by customer type" is different from the total number in your charts "disaggregated by service lines." In connection therewith, explain the distinction between similar terms that have different numbers for the same period. For example, for the year ended June 30, 2021, it appears that you had 53 total customers when assessing the data for your customer types comprising channel and direct end-users, but you had 336 customers when assessing the data for your service lines comprising end-users and indirect end-users in both employment and payroll outsourcing services. In this regard, also explain the difference between "end-users" and "direct end-
         users."
Industry, page 78

14. We note your response to comment 27, as well as your amended disclosure. Please revise to attribute a source to your statement that "[y]our Group has a slight estimated increase market share in the payroll outsourcing services market and in employment services market in Hong Kong in terms of revenue."
Reliance on Major Customers, page 103

15.      We note your response to comment 30 that you have filed the    master
service agreements
         with Safeguard and Celergo, who occupy more than 30% of the revenues in 2021 and
 Wai Hong Lao
FirstName LastNameWai
Galaxy Payroll Group LtdHong Lao
Comapany 8,
September NameGalaxy
             2022      Payroll Group Ltd
September
Page 5    8, 2022 Page 5
FirstName LastName
         2020,    as well as your revised exhibit index that includes these
agreements. We also note
         your disclosure on page 103 indicating that you have filed as exhibits the service agreements of your three other largest customers, which appear to be Activpayroll
         Ltd., iWorkGlobal LLC and Shield GEO Services Limited. To the extent that you substantially depend on any of these customers, please file the relevant agreements as exhibits to the registration statement. Please refer to Item 601(b)(ii)(B) of Regulation S-
         K. Alternatively, revise to ensure consistency between your exhibit index and the disclosure in your prospectus.
Taxation, page 139

16. The first paragraph of this section indicates that the disclosure is the opinion of Han Kun
         Law Offices, in the case of PRC tax law, and Forbes Hare, in the case of BVI tax law.
         Given that it appears you also filed a tax opinion of Miao & Co. regarding Hong Kong law, please revise this paragraph to reference that law firm, as well, or tell us why you do not need to do so. Please file, and revise the exhibit index to include a reference to, the tax opinion of Forbes Hare. Revise the exhibit index to include each tax opinion. Revise the tax opinions so they state, as you do in the Taxation section, that the applicable disclosure in the Taxation section represents counsel's opinion (as opposed to saying that the disclosure, for example, "summarizes and describes the matters referred to therein").
         Finally, please provide your analysis of whether the uncertainty as to whether you are a
         "resident enterprise" should be discussed in the risk factors. Refer to Section III of Staff
         Legal Bulletin No. 19.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Segment Reporting, page F-16

17. You disclose that "no geographical segments are presented" as you generate the majority of your revenues from clients in Hong Kong. Please reconcile this disclosure with your tabular disclosure of revenues disaggregated by service line and geographic market on pages 62 and 71 which show you generated 78.9% and 48.7% of your total revenues outside of Hong Kong for the periods presented. In addition, please tell us how your current disclosure complies with ASC 280-10-50-41, or revise.
Exhibit Index, page II-4

18. We note your response to comment 37 and we reissue the comment in-part. Please revise to name your legal advisers in Taiwan and Macau in each applicable instance in your registration statement, and file their consents as exhibits as required by Section 7 of the
         Securities Act and Securities Act Rule 436.

       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other
 Wai Hong Lao
Galaxy Payroll Group Ltd
September 8, 2022
Page 6

questions.



                                        Sincerely,
FirstName LastNameWai Hong Lao
                                        Division of Corporation Finance
Comapany NameGalaxy Payroll Group Ltd
                                        Office of Trade & Services
September 8, 2022 Page 6
cc:       Elizabeth Fei Chen, Esq.
FirstName LastName